March 25, 2008

Mark A. Wojciechowski                                                                                                VIA EDGAR AND VIA FAX AT
Staff Accountant                                                                                                            (202) 772-9369
United States Securities and Exchange Commission
Division of Corporation Finance
Telephone: (202) 551-3759
Fax: (202) 772-9369

Re:          New Century Energy Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 12, 2007
Comment Letter Dated February 21, 2008
File No. 0-32629

Dear Mr. Wojciechowski,

New Century Energy Corp. (the “Company”) has the following responses and proposed revisions to its Form 10-KSB for the Fiscal Year Ended December 31, 2006, in connection with your comment letter dated February 21, 2008:

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2006

1.
We have reviewed your response to prior comment two of our letter of December 21, 2007.  In footnote “d” you state that the end of year total of proved developed oil reserves is significantly higher than the previously reported 117,959 net barrels.  However, it appears from the same table the previous years proved developed reserves were 121,067 net barrels.  Please clarify this for us and revise your proposed language as necessary.

RESPONSE:

We discovered that there were two figures on our table of proved developed and undeveloped reserves for 2006 that were incorrect.  The revisions of previous estimates and production numbers (for oil) should have been (45,852) and (190,846) Bbls, respectively.  Please see the revised table below:

"
	2006		2005
	Oil	Gas	Oil	Gas
	(Bbls)	(MMcf)	(Bbls)	(MMcf)
Proved developed and undeveloped reserves
Beginning of year	121,067	8,062	113,000	1,116
Revisions of previous estimates a	(45,852)	(1,022)	23,309	182
Purchases of minerals in place b	952,399	1,215	-	5,447
Production	(190,846)	(1,068)	(15,242)	(643)
Extensions and discoveries c	21,655	-	-	1,960
End of the year	858,423	7,187	121,067	8,062
Proved developed reserves
Beginning of year	121,067	4,517	98,858	151
End of year d	790,800	2,131	121,067	4,517

(a) The downward revision of  previous estimates by 45,852 net barrels is a result of two revisions.  First, there was a downward revision of 112,324 net barrels resulting from the unsuccessful drilling of a PUD location, the Kassner #3 well.  When the Company acquired the Mustang Creek Field oil reserves in 2006, we attributed proved undeveloped reserves to this location and, as a result of the unsuccessful well, it is necessary to subtract these net barrels from our proved reserve base.  Second, there were upward revisions in the reserve estimates for several of our wells from our 1/1/06 reserve report to our 12/31/06 reserve report which accounted for the remaining 66,472 net barrel increase in previous estimates.”

Please note that at the end of 2005, we did not have any oil reserves classified as undeveloped, thus our total end of the year proved developed and undeveloped and our end of year proved developed reserves were the same number (121,067 Bbls).  At the end of 2006, we had 790,800 Bbls of proved developed reserves and 858,423 Bbls of proved developed and undeveloped reserves.

2.
We have reviewed your response to prior comment three.  Please reconcile your response indicating a total of 190,846 barrels of net oil production in 2006 with your response to prior comment two that indicates in the reserve table that your 2006 net oil production was 124,374 barrels.  Your disclosure must be consistent throughout your document.  Please revise as necessary.

RESPONSE:

We have revised our reserve table (see #1 above) to change 2006 net oil production to 190,846 barrels which is now consistent with our disclosure in our other tables.

3.
We have reviewed your response to prior comment four.  You state in footnote one that production costs include all lease operating expenses while in footnote two you explain what lifting costs are not but you do not explain what items are incorporated in them.  Normally production costs include lifting costs.  Please clearly explain in the proposed language what you include under lifting costs.

RESPONSE:

We have revised our footnote 2 to explain what is included in lifting costs:

2 Direct lifting costs include lease operating expenses and all associated taxes but do not include impairment expense, ceiling write-down, or depreciation, depletion and amortization.

4.
We have reviewed your response to prior comment seven.  It continues to be unclear how your statement that you can provide no assurance that your estimated reserves will be present and or commercially extractable is consistent with the requirements of Rule 4-10(a) of Regulation S-X that estimates of proved reserves are reasonably certain of recovery.  Please either modify your risk factor disclosure or explain to us the nature of your estimates that the extent to which they are not reasonably certain.  We may have further comments.

RESPONSE:

The Company proposes removing the risk factor “Our Estimates Of Reserves Could Have Flaws, Or May Not Ultimately Turn Out To Be 100% Correct Or Commercially Extractable And As A Result, Our Future Revenues And Projections Could Be Incorrect” from its amended filing altogether, as the Company believes that the inclusion of such risk factor will only confuse potential readers as to the nature of the Company’s estimates.

5.
We have reviewed your response to prior comment eight.  Please revise your proposed sub-caption to describe the risk associated with the use of 3-D seismic rather than indicating why it is used.  In addition, expand the risk factor disclosure to explain that 3-D seismic data is a tool that requires interpretation and it is not able to clearly indicate where hydrocarbons are present, the volumes of the hydrocarbons or, if present, if they can be recovered economically.  Additionally, explain in greater detail how these risks associated with the use of 3-D seismic could impact the company if the data is not clear or is interpreted incorrectly.

RESPONSE:

We have revised our 3D seismic risk factor as follows:

“3D SEISMIC INTERPRETATION DOES NOT GUARANTEE THAT HYDROCARBONS ARE PRESENT OR IF PRESENT WILL PRODUCE IN ECONOMIC QUANTITIES.”

We rely on 3D seismic studies to assist us with assessing prospective drilling opportunities on our properties, as well as on properties that we may acquire.  Such seismic studies are merely an interpretive tool and do not necessarily guarantee that hydrocarbons are present or if present will produce in economic quantities.  Our inability to properly use and interpret the 3D seismic data may adversely affect our financial condition and results of operations.”

6.
We note the total 2007 production estimate under total proved reserves in the reserve report of 172,325 net barrels of oil and 3,355 net MMcf of natural gas.  Please tell us your actual net oil and gas production in 2007 and reconcile any large difference in the estimate from the actual production.

RESPONSE:

Our actual net oil production for 2007 was 146,579 Bbls and our actual net gas production for 2007 was 453 MMcf.

Oil:  Actual vs estimated production analysis:

The decrease of 25,746 net Bbls of oil production from the estimate in 2007 was due primarily to operating results for the following 3 wells:

	Actual 07	Projected 07
Well	Production	Production	Change	Tickmark

Herrera #8 & #9	3,077	8,660	(5,583)	A
Kassner #2	513	5,270	(4,757)	B
Rabke #2	2,210	16,341	(14,131)	C
Total	5,800	30,271	(24,471)

A.	The Herrera #8 and #9 are pumping wells that did not perform as expected.

B.	The Kassner #2 did not produce as expected and was re-completed in 2007 into a different reservoir.

C.
The Rabke #2 was a new well in December 2006 and was projected to have higher initial flowing production rates.  In late 2007 a pumping unit was installed on the Rabke #2 well that increased average production from 2 BOPD flowing to 25 BOPD pumping.  Based on actual well performance, the new ultimate reserves based on pumping are now 30,492 net barrels compared to 54,163 net barrels in 2006.

Natural Gas:  Actual vs estimated production analysis:

Please note that we believe that you had an incorrect number for our 2007 production estimate of natural gas of 3,355 net MMcf.  Per the 2006 reserve report (table #1), our projected 2007 gas production was 528 MMcf.  Our actual 2007 gas production was 453 MMcf which results in a net decrease of 75 net MMcf.  The primary reason for the shortfall in gas production is the estimated 2007 production of 98 MMcf of proved undeveloped reserves in the Sargent South Field (see table #37 in the 2006 reserve report).  The projected investment in these 2 wells did not actually occur in 2007, thus we had no gas production from these wells in 2007.

7.
We note the gross proved undeveloped reserves of 37 BCF in the Wishbone field as compared to a total cumulative production of 25 BCF, Please tell us why you believe it is reasonably certain to recover another 37 BCF from this field.

RESPONSE:

Our interpretation of the individual well performance curves taken down to an economic limit based upon unescalated prices and costs indicated the amount of reserves shown in our December 31, 2006 report.  The performance of the field was new at the time and we were not able to fully model the hyperbolic performance curves.  In our most recent reserve report dated December 31, 2007, we have significantly reduced the reserves based upon a steeper decline rate and the operator’s indication that only one more well may be drilled in the field.

8.
We note the proved behind pipe gross reserves of 2.5 BCF in the Lindholm-Hanson GU 02 in the Wishbone field that will not be produced until sometime  beyond the year 2021. Please tell us when those reserves will begin to produce  and provide us the basis for classifying these reserves as proved even though they and not estimated to produce for many years in the future.

RESPONSE:

The proved behind pipe reserves in the Lindholm Hanson GU 02 will be produced after the current producing interval is depleted.  Deferring the production to a future date does not change the fact that there are proven reserves behind pipe in the Lindholm Hanson GU 02.  For our most recent report, the behind pipe reserves in the Lindholm Hanson GU 02 have been moved forward to April 2008.  We plan to schedule behind pipe reserves following the depletion of the proved producing reserves.  As you know, the final call on the recompletion timing will be made by the operator of the field.  We are sure you realize that there can be a number of different scenarios that would speak to the Lindholm-Hanson GU 02 recompletion timing.

9.
Please tell us the basis for classifying the 3 BCF of estimated behind-pipe reserves in each of the Lindholm-Hanson GU 7 and GU 13 wells and the 5.8 BCF of estimated undeveloped reserves in the GU14 well in the Hostetter reservoir as proved when the Hostetter reservoir docs not appear to have produced in the Wishbone field.

RESPONSE:

The Hostetter reservoir is proved behind pipe in the existing Lindholm-Hanson Nos. 3, 5, and 7 wells.  The proposed Lindholm-Hanson GU 14 PUD 1 is designed to recover the Hostetter reserves in this fault block that could have been recovered by the Lindholm-Hanson Nos. 3 and 5 wells.  It should be noted that no behind pipe reserves in the Hostetter reservoir were assigned to either the Lindholm-Hanson Nos. 3 or 5 wells in the reserve report.  Proved behind pipe reserves were assigned to the Lindholm-Hanson GU 07.  The Lindholm-Hanson GU 13 PUD2 is a proved undeveloped location offsetting the Lindholm Hanson GU 07 well which has proved behind pipe reserves.

10.
Please tell us the justification for the estimate of 7.3 BCF of gross undeveloped reserves in the Lindholm-Hanson GU 13 and 3.2 BCF of reserves from the GU 14 from the Tom Lyne reservoir and tell us why these reserves are classified as proved when there does not appear to be any production from this reservoir in the Wishbone field.

RESPONSE:

The field geology is very complicated and the geology changes with every new well drilled.  The reserves assigned to the subject wells were based on direct offsets, the Lindholm-Hanson GU 01 and Lindholm-Hanson GU 07, and are analogous to known Tom Lyne production in South Texas.

11.
Please tell us the basis for classifying the 4.6 BCF of gross undeveloped reserves as proved in the Lindholm-Hanson GU 14 from the Luling reservoir when there does not appear to be any production from the Luling reservoir in the Wishbone field.

RESPONSE:

The depletion plan for the Luling Sand indicated the Lindholm-Hanson GU 03 and the Lindholm-Hanson GU 05 have the Luling Sand productive behind pipe.  The Lindholm Hanson GU 14 was proposed to recover these reserves.  The Luling Sand is productive in South Texas.

12.
Please tell us the justification for classifying the 13.3 BCF of gross undeveloped reserves as proved in the Lindholm-Hanson GU 15 from the House 3 reservoir when the other two completions in the House 3 reservoir only have an average estimated gross ultimate recovery of 3.7 BCF per well,

RESPONSE:

The reserves associated with the House 3 Sand in the Lindholm-Hanson GU 15 were not classified as proved reserves, but as probable undeveloped reserves.

Based upon our maps, the reserves attributed to the Lindholm-Hanson GU 15 in the House 3 Sand are based upon the Lindholm-Hanson GU 09 and Lindholm-Hanson GU 11.  These three wells are in a large fault block that totals 163 acres.  Our judgment at that time indicated to us that the Lindholm-Hanson GU 09 and Lindholm-Hanson GU 11 would not deplete the reservoir.  Therefore, the Lindholm-Hanson GU 15 was added to the report in order to deplete the reservoir.  We have seen over a period of several years that the geology changes with each well and each geologist who interprets the 3-D seismic data.  As we have indicated in our other responses, the operator informed us in January 2008 that they will not drill the Lindholm-Hanson GU 15 and we deleted this well from our most current report dated December 31, 2007.

13.	Tell us the assurances you have received from the operator, Enercorp, that they will drill these wells in the Wishbone field in the future.

RESPONSE:

In January 2008, the operator of the Wishbone Field, U.S. Enercorp LTD., informed New Century that it intends to drill only one additional well in this field.  Therefore, in the December 31, 2007 reserve report, all of the proved undeveloped locations and probable undeveloped locations for the Wishbone Field were dropped from the reserve report.  The one remaining well will be reviewed after it is drilled to determine if any reserves would be added.

Sincerely,

New Century Energy Corp.

/s/ Edward R. DeStefano
Edward R. DeStefano
President